EXHIBIT 20


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UNIHOLDING CORPORATION
96 Spring Street
New York, New York 10012
Telephone: (212) 219-9496
Fax: (212) 925-2184


FOR IMMEDIATE RELEASE


UNIHOLDING SUBSIDIARY ANNOUNCES IMPROVED INTERIM RESULTS, SALE OF UK UNIT AND EXPANSION OF SWISS OPERATIONS.

UNIHOLDING ALSO SETS RECORD DATE AND DISTRIBUTION DATE FOR PREVIOUSLY ANNOUNCED SPIN-OFF OF CLINICAL TRIALS DIVISION.


         NEW YORK,  N.Y.,  January 29, 1998 -  UniHolding  Corporation  (NASDAQ:
UHLD) today announced that its majority-owned subsidiary UNILABS SA, a Swiss company publicly traded and quoted on the Swiss Exchange, published today the following press release:

                           "PRESS RELEASE

                                     UNILABS  SA  announces   improved   interim
                                         results,  exits  UK and  expands  Swiss
                                         operations.

         Swiss listed Unilabs SA, Geneva, the leading pan-European clinical laboratory testing group, achieved a marked increase in net income for its half-year results to November 30, 1997.

         Consolidated net income before exceptional items rose 49% to CHF 3.9 million compared with CHF 2.6 million in the same period of last year, principally as a result of higher net income from its Swiss operations and the sale of its UK laboratories, effective June 1, 1997. Net income after exceptional items, consisting of the CHF 4.6 million gain on the sale of the UK operations, was CHF 8.5 million.

         On a pro-forma basis, i.e. as if the UK laboratories had already been sold in the prior year period, consolidated net income rose 20%.

Sale of UK operations

         Unilabs entered the UK clinical laboratory market in 1993 through the purchase of what became Unilabs Group (UK) Ltd, its 100%-owned subsidiary, with the key objective of penetrating the large National Health Service laboratory services market through privatization or outsourcing programs. However, political changes and uncertainties have led to continuing postponements in such programs, depriving Unilabs of the major engine for growth it counted on in the UK.

         As a result, in view of its UK profitability continuing to fall short of its objectives, Unilabs decided that it could generate more shareholder value by disposing of its UK subsidiary and reallocating its resources to more promising opportunities.

         Accordingly, Unilabs has in January 1998 entered into an agreement with

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Focused Health Partners Ltd. ("FHP"), a financial investor, pursuant to which it will sell all of its UK operations to FHP for a consideration of CHF 19.4 million, of which CHF 1.9 million will be paid in cash at closing and the balance will be paid by FHP through redeemable, non-voting preferred stock. As a result of the sale, Unilabs is no longer consolidating the UK operations. Paul Hokfelt, former chief Operating Officer of the UK activities and of Unilabs, has resigned all his functions within the group to join UCT International Inc., a US corporation, as Chief Executive Officer.

Sustained success in Switzerland

         As expected, net sales generated by the seven Swiss laboratories declined by 1% in the six months ended November 30, 1997, largely as a result of the introduction by the Office Federal des Assurances Sociales (OFAS) of a 10% price cut on the 49 most prescribed tests effective as of October 1, 1997. Combined with higher operating charges linked to further investments in information technology systems and to its publicly traded company status, this has led to a reduction in operating income of 19% to CHF 5.9 million, in line with the company's expectations. However, lower interest and tax charges have enabled its Swiss operations to increase their net income by 20% over the prior year period.

         The group is confident that the anticipated initial negative impact of the OFAS price change should be offset by volume gains in the second half. Owing to seasonality factors (testing volumes are lower during the summer holiday season), results for the first half of the year are not necessarily indicative of full year results.

Major expansion in Switzerland

         In order to further enhance shareholder value, Unilabs has significantly expanded its Swiss operations through the recent acquisition of Laboratoire Medical Pierre-Alain Gras SA and merger of its Geneva operations with those of Institut Bio-Analytique Medical SA. These laboratories' operations will be consolidated as from January 1, 1998 and will immediately contribute to earnings; there will be no dilution to Unilabs shareholders resulting from these transactions. The integration of Laboratoire Gras SA and Institut Bio-Analytique Medical SA will represent additional annual sales of CHF 30 million approximately.


Start of Operations in Emerging Markets

         Whilst the Istanbul laboratory, renamed Buyuk SwissLab Laboratuari, has now been integrated and has begun its expansion, the Moscow joint-venture, ZAO Unimed, saw its operating launch delayed until December 1997 as completion of the new laboratory premises took longer than planned. Both units will be fully operational in the second half.

Looking ahead

         "We are naturally disappointed to exit the UK market, on which we had pinned high hopes" says Edgard Zwirn, Chairman and CEO of Unilabs SA. "However, in view of the political and union resistance to further NHS outsourcing contracts such as the one we had ourselves initiated and considering the deterioration of UK operating results, further exacerbated by the stronger pound, we came to the conclusion that our commitment to increase shareholder value would be best served by disposing of our UK subsidiary.

         This will further allow us to focus our resources on integrating our

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expanding Swiss operations,  which present important  opportunities for synergy.
As for Europe, we remain committed to seize growth opportunities throughout the different markets, as long as they will enable us to deliver increased shareholder value."

Geneva, January 29, 1998

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